                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                For the month of September, 2001


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is Cenargo International Plc's quarterly report for the period ended September 30, 2001 containing a Management's Discussion and Analysis of Financial Condition and Results of Operation and Unaudited Consolidated Financial Statements.














































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








                    CENARGO INTERNATIONAL PLC


                 REPORT AND FINANCIAL STATEMENTS

                       SEPTEMBER 30, 2001








































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

                    Cenargo International Plc


                            Contents


                                                           Page

Company Information

Chairman's Statement

Independent Auditors' Report

Consolidated Statements of Income

Consolidated Balance Sheets

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders'
Equity and Comprehensive Income

Notes to the Consolidated Financial Statements





























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


                    CENARGO INTERNATIONAL PLC


                       Company Information


Directors:                        M.A.W. Hendry - Chairman and
                                  Chief Executive
                                  R.P. Gregory
                                  A.P.T. Hendry

Company Secretary:                R.P. Gregory

Registered Office:                Puttenham Priory
                                  Puttenham
                                  Surrey  GU3 1AR

Bankers:                          HSBC Bank Plc
                                  27-32 Poultry
                                  London
                                  EC2P 2BX

Auditors:                         Moore Stephens
                                  Chartered Accountants and
                                  Registered Auditors
                                  St. Paul's House
                                  Warwick Lane
                                  London
                                  EC4P 4BN

Legal Advisors:                   Seward & Kissel
                                  One Battery Park Plaza
                                  New York, NY 10004

                                  Stephenson Harwood
                                  1 St. Paul's Churchyard
                                  London
                                  EC4M 8SH

                    CENARGO INTERNATIONAL PLC

                      Chairman's Statement


The Company made significant progress during the year to September 30, 2001. The loss after taxes for the year was 0.4 million pounds sterling compared to a loss after taxes for 2000 of 2.7 million pounds sterling. This loss in 2000 was after taking into account compensation received of 6.1 million pounds sterling. The significant improvement in the results has been across all the Company's operating divisions despite the high fuel cost experienced throughout the year.

In the Irish Sea, the Company has maintained its market share. Freight and passenger volumes were up 5% and 9% respectively on the previous year despite "foot and mouth" disease. Rates also improved despite additional capacity introduced by our competitors. The Mersey Viking and Lagan Viking were purchased during the year. These two ropax vessels built in 1997 had been previously time chartered by one of the Company's subsidiaries for the Liverpool Belfast service. The purchase of the vessels has enabled substantial cost savings compared to the time charter rates previously paid for the two vessels. However, there is a significant upgrading cost associated with these vessels impacting 2001 and 2002.

The new riverside roro facility on the Mersey is under construction and the first berth should be available for use during the 2nd Quarter of 2002. The Liverpool Belfast service will be switched to that berth as soon as it is operational.
This will enable the two vessels operating on the Belfast service to make round trips everyday rather than every other day as they currently do, giving approximately 20% extra capacity at little extra cost. The second berth should be completed in the 3rd Quarter of 2002 and the Liverpool Dublin service will be switched to that berth at that time.

We are in discussion with a number of customers who presently ship trailers to Ireland on the Northern corridor through the Scottish routes. In the past the central corridor Belfast services have not been sufficiently reliable. With the introduction of new larger, more powerful vessels, the Company believes that it has demonstrated the reliability of its Belfast central corridor service. The costs savings to customers in fuel, wear and tear on equipment and driver time by shipping through Liverpool rather than Scotland can be substantial. The Company's intention is to increase sailing frequency on the Liverpool to Belfast route to accommodate the anticipated increased demand once the river berth is completed in 2002.

Ferrimaroc has also had a more favorable year. The four operators on the route agreed to comply with a predetermined summer sailing schedule. The market between Almeria and Nador increased by almost 20% compared to the previous year. The Company vessel Mistral benefited from the agreed sailing schedule and maximized passenger and car carryings during the summer period. The Company's second vessel was time chartered to one of our competitors. Discussions are in hand to extend the scheduling agreement to cover the winter.

Logistics has also developed well during the year. The Company now has operational sites in the North East of England, Eaglescliffe, in the Midlands, Milton and in the South-East, Heston. The Company is concentrating on pick and pack and distribution to the direct selling market, offering bonded warehousing, air, land and sea freight as added value to customers. Significant pick and pack contracts have been gained during the year with further contracts under negotiation.

The two newly built ropax vessels delivered in fiscal year 2000, the Northern and Midnight Merchant have been time chartered since delivery to Norfolkline, who use the vessels on their English Channel services linking Dover and Dunkirk. Norfolkline has recently extended the time charter on both vessels for a further three years.

Based on professional valuation of the Company's vessels at September 30, 2001 the total valuation at that date exceeded the corresponding book value by approximately 25 million pounds sterling.























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

                    CENARGO INTERNATIONAL PLC

                      Chairman's Statement


The Company has introduced a bunker hedging strategy during the year which is expected to lead to significant fuel cost savings in future years. The Company now has natural currency hedges in place to minimize currency exposure. In this respect the loan facilities for the purchase of the Mersey and Lagan Viking were in Sterling and Euros, to match the income from the business.

The Company has opted to join the UK Tonnage Tax regime. This means that in the future only a minimal tax will be chargeable on the profits arising from the Company's shipping businesses. Deferred taxation, which amounts to 10.5 million pounds sterling at September 30, 2001, will be released over seven years beginning with the year ending September 30, 2003. Tax will be payable on profits arising from the Company's non shipping business.

Since the year-end a competitor on the Irish Sea has introduced two new services between Dublin - Mostyn and Larne - Liverpool.
While, to date, these services have had little impact on our own volumes we continue to monitor the situation closely.

In an effort to improve the cost effectiveness of the Company ship management operation (which has an annual cost of approximately 20 million pounds sterling), the Company will terminate its contract with its existing ship managers and will transfer its ship management to another manager specializing in roll-on roll-off vessels in which the Company will acquire a minority shareholding.

                       Michael A.W. Hendry


                            Chairman

January 25, 2002

                  Independent Auditors' Report

             The Board of Directors and Shareholders
                    Cenargo International Plc



We have audited the accompanying consolidated balance sheets of Cenargo International Plc and subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of income and cash flows for each of the years in the three year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cenargo International Plc and subsidiaries as of September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.



Moore Stephens
Chartered Accountants
St. Paul's House
Warwick Lane
London  EC4P 4BN


February 5, 2002

                    CENARGO INTERNATIONAL PLC


                Consolidated Statements of Income
          Years ended September 30, 2001, 2000 and 1999
                (Sterling expressed in thousands)


                                Note       2001        2000       1999
                                ----       ----        ----       ----

Operating revenues
Charterhire revenues            2(g)      16,595       5,444      4,273
Ferry service revenues          2(g)      88,187      81,356     56,170
Logistics and other revenues              23,407      15,986     13,249
Brokers' commission                         (193)        (53)      (205)
                                        --------     -------     ------
Operating revenues                       127,996     102,733     73,487
                                        --------     -------     ------

Operating expenses
Vessel and other operating
  costs                                   93,856      75,560     50,342
Depreciation and amortization
  of deferred costs                        7,784       6,208      6,475
Provision for impairment
  in value of assets            2(l)         389           -      1,906
Amortization of drydocking
  and special survey costs                 1,480       1,993      2,096
Amortization of goodwill                   1,174       1,112         69
General and administrative
  expenses                                10,558      12,857     10,940
Foreign currency (gain)/loss                (461)         96        288
                                         -------     -------     ------

Operating expenses                       114,780      97,836     72,116
                                         -------     -------     ------

Operating income                5         13,216       4,897      1,371
                                         -------     -------     ------

Other (expenses) income
Interest income                              627         697      2,646
Interest expense                15(a)    (14,202)    (12,320)   (12,543)
Litigation claim                16(b)          -       6,116        922
(Loss)/gain on disposition
  of fixed assets                           (219)         62      1,096
                                         -------     -------     ------

Other (expenses) income                  (13,794)     (5,445)    (7,879)
                                         -------     -------     ------

Loss before income taxes                    (578)       (548)    (6,508)
Income taxes                    6            185      (2,080)     1,491
Minority interests                           (36)        (86)       (27)
                                         -------     -------     ------

Net (loss)                                  (429)     (2,714)    (5,044)
                                         =======     =======     ======


        See accompanying notes to consolidated financial statements.











































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

                    CENARGO INTERNATIONAL PLC
                   Consolidated Balance Sheets
                As of September 30, 2001 and 2000
                (Sterling expressed in thousands)

                                Note       2001        2000
Assets
Current Assets
Cash and cash equivalents                13,043       9,644
Cash held in escrow             8         3,124       3,124
Trade accounts receivable                20,259      19,572
Other receivables                         3,423       1,225
Due from joint ventures         10        1,255         457
Inventories                                 840       1,027
Prepaid expenses and
  accrued income                          2,651       1,465
                                        -------     -------

Total current assets                     44,595      36,514

Non current assets
Vessels and equipment           9       132,118      93,785
Land and buildings              9        11,460      12,174
Investments in joint
  ventures                      10            -           -
Loans to joint ventures         10        1,691       2,680
Goodwill, net                   7        19,582      20,706
Trade investments                             -         351
Deferred charges, net           11        5,355       4,523
Pension fund debtor             12        3,659       3,467
Prepaid expenses and deposits             5,605       5,541
                                        -------     -------

Total assets                            224,065     179,741
                                        =======     =======

Liabilities and shareholders' equity
Current liabilities
Bank overdrafts                           1,355       2,730
Current maturities of
  long-term debt                13        4,525         873
Capital lease obligations       17          533         760
Trade accounts payable                   10,804       6,166
Accrued expenses                          7,759       3,100
Accrued interest - ship
  mortgage notes                          3,483       3,462
Other creditors                           2,868       4,092
Due to joint ventures           10          302         272
                                        -------     -------

Total current liabilities                31,629      21,455

Long-term liabilities
Ship Mortgage Notes             13      117,822     116,937
Long-term debt                  13       38,726       2,831
Capital lease obligations       17          957       1,257
Other creditors                             777       1,061
Deferred taxation               6        10,514      10,699
                                        -------     -------

Total liabilities                       200,425     154,240
Contingent liability            16            -           -
                                        -------     -------

Shareholders' equity
Share capital                   14           12          12
Accumulated other
 comprehensive income                      (391)      1,041
Retained earnings                        24,019      24,448
                                        -------     -------

Total shareholders' funds                23,640      25,501
                                        -------     -------

Total liabilities and
 shareholders' funds                    224,065     179,741
                                        =======     =======


























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

                    CENARGO INTERNATIONAL PLC


              Consolidated Statements of Cash Flows
          Year ended September 30, 2001, 2000 and 1999
                (Sterling expressed in thousands)


                                     2001      2000      1999

Operating activities
Net (Loss) income                    (429)   (2,714)   (5,044)

Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
  Amortization of drydocking
   and special survey costs         1,480     1,993     2,096
  Amortization of ship
   mortgage notes discount            189       173       209
  Depreciation                      7,784     6,208     6,475
  Amortization of goodwill          1,174     1,112        69
  Loss/(gain) on disposition
   of fixed assets                    219       (62)   (1,096)
  Provision for diminution
   in value of assets                 389         -     1,906
  Foreign exchange                 (1,372)    1,161       972
  (Increase)/decrease in
    pension debtor                   (192)      205      (225)
  (Increase)/decrease in
    trade accounts
    receivable                     (1,620)      752    (2,760)
  (Increase)/decrease in
    other receivables              (2,198)    1,965       665
  Decrease in inventories             187       177       168
  (Increase)/decrease in
    prepaid expenses and
    accrued income                 (2,730)   (2,984)    1,871
  Increase/(decrease) in
    trade accounts payable          4,638      (306)   (2,232)
  Increase/(decrease) in
    accrued expenses                3,983    (2,574)      484
  (Decrease)/increase in
    other creditors                (1,508)    1,073    (5,976)
  Increase (decrease) in
    deferred tax liabilities         (185)    1,432    (1,537)
                                  -------   -------   -------

Net cash provided (absorbed)
 by operating activities            9,809     7,611    (3,955)
                                  -------   -------   -------

Investing activities

Additions to land and
 buildings                           (671)   (3,630)   (1,281)
Additions to vessels
 and equipment                    (44,825)   (2,076)  (10,562)
Additions to vessels
 under construction                     -   (18,608)  (20,954)
Purchase of subsidiary
 undertakings, net
 of cash acquired                     (50)  (22,948)     (803)
Sale of other investment              351         -         -
Proceeds from sale of
 fixed assets                       1,151    56,038    42,120
                                  -------   -------   -------

Net cash provided by
 (used in) investing
 activities                       (44,044)    8,776     8,520
                                  -------   -------   -------

Financing activities

Proceeds from long-term debt       42,659    16,116    11,294
Repayment of long-term debt        (2,512)  (55,055)     (980)
Due to (from) joint ventures          221       275       869
Repayments of capital leases         (527)   (9,195)   (2,029)
Deferred charges paid                (832)     (585)   (2,776)
                                  -------   -------   -------
Net cash provided by
 (used in) financing
 activities                        39,009   (48,444)    6,378
                                  -------   -------   -------

Net increase/(decrease)
 in cash and cash
 equivalents                        4,774   (32,057)   10,943
Cash and cash equivalents
 at beginning of year              10,038    42,095    31,152
                                  -------   -------   -------

Cash and cash equivalents
 at end of year                    14,812    10,038    42,095
                                  =======   =======   =======

Supplemental disclosure of cash flow information:

Interest paid, net of
 capitalized interest              14,202    12,320    12,543
Income taxes paid                       -         -         -
                                  =======   =======   =======

Cash and cash equivalents          13,043     9,643    18,020
Cash held in escrow and
 blocked deposits                   3,124     3,124    24,075
Bank overdraft                     (1,355)   (2,729)        -
                                  -------   -------   -------
                                   14,812    10,038    42,095
                                  =======   =======   =======

Purchase of subsidiary
 undertakings

Cash paid                              50    28,475       885
Cash acquired                           -    (5,527)      (82)
                                  -------   -------   -------
                                       50    22,948       803
                                  =======   =======   =======

  See accompanying notes to consolidated financial statements.




























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

                          CENARGO INTERNATIONAL PLC


  Consolidated Statements of Shareholders' Equity and Comprehensive Income
                Year ended September 30, 2001, 2000 and 1999
                      (Sterling expressed in thousands)



                                 Accumulated
                                 Other
                                 Compre-                            Compre-
                      Ordinary   hensive                            hensive
                      Share      Income        Retained             Income
                      Capital    (Loss)        Earnings    Total    (Loss)
                      -------    ------------  ---------   -------  ---------

At September 30,
  1999                   12            260      27,162    27,434         -

Net loss                -              -        (2,714)   (2,714)   (2,714)

Translation
 adjustment             -              781         -         781       781
                    -------        -------     -------   -------   -------

At September 30,
  2000                   12          1,041      24,448    25,501     1,933
                                                                   =======

Net loss                  -              -        (429)     (429)     (429)

Translation
 adjustment               -           (735)          -      (735)     (735)

Fair value of
 derivatives
  adjustment            -             (697)          -      (697)     (697)
                    -------        -------     -------   -------   -------

At September 30,
 2001                    12           (391)     24,019    23,640    (1,861)
                    =======        =======     =======   =======   =======










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

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
             As of September 30, 2001, 2000 and 1999

1.  General

    The Company was incorporated in 1979 in the United Kingdom and has owned and operated vessels since 1982. The Company's principal activities include ferry services, ship owning and operating, shipbroking, logistics services and freight forwarding. The Company and its subsidiaries currently operate a fleet consisting of 11 owned vessels and 2 vessels on long term operating leases, including freight and passenger ferries.

2.  Accounting Policies

    (a)  Basis of accounting

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The following are significant accounting policies adopted by the Company.

    (b)  Consolidation

    The consolidated financial statements incorporate the assets and liabilities of the Company and its wholly-owned or majority controlled subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

    Entities in which the Company has a majority of the voting rights are consolidated. Non-equity financing provided by the minority interests is accounted for as other loans.

    (c)  Investments in joint ventures

    The Company's investments in joint ventures are accounted for using the equity method of accounting whereby the carrying value is cost plus the Company's share of post-acquisition net income (loss). Where investments in joint ventures are


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

    not material to the Company, the investments are carried at cost less any diminution for value which is other than temporary.

    (d)  Cash and cash equivalents

    For the purposes of the consolidated statements of cash flows demand and time deposits with original maturities of three months or less are considered equivalent to cash.

    (e)  Inventories

    Inventories which comprise fuel and consumable stores are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

    (f)  Vessels, equipment, land and buildings

    The cost of the vessels less estimated residual value is written off on a straight-line basis over the vessels' remaining lives. The vessels' lives are estimated as being between 15 and 30 years from dates of delivery. Other equipment is depreciated over its estimated residual life at rates of between 14% and 25% on a straight-line basis, except for freehold buildings which are depreciated at a rate of 2% and ferry terminal buildings at between 5% and 10%. Land is not depreciated.

    (g)  Revenue and expense recognition

    Revenues and expenses are recognized on a daily accrual basis. Revenues are generated from time charter hires, ferry services and freight income. The consolidated balance sheets reflect the deferred portion of revenues and expenses for total voyages in progress at the end of each period. Estimated losses on voyages are provided for in full at the time such losses are known.

    (h)  Drydocking and special survey costs

    Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking.

    (i)  Derivatives

    Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

    The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the lives of the transactions without an exchange of underlying principal. Interest rate swaps are designated as cash flow hedges. The difference in floating and fixed rates is recorded as a current asset or liability in the Company's balance sheet.
    As of September 30, 2001 there were no interest rate swaps in effect.

    The Company requires a significant amount of fuel in order to carry out ferry activities on the Irish Sea and, as a result, is exposed to movements in fuel prices. Accordingly, the Company enters into swap and collars to hedge its exposure to and manage the volatility associated with fuel prices. The Company's swaps and collars on fuel prices are connected to forecasted transactions and qualify as cash flow hedges. The swaps and collars, which mature through September 2002, are designated as cash flow hedges of forecasted transactions and are recorded as current liabilities in the Company's balance sheet. Since an assessment of the hedging relationships revealed that they were 100% effective, the entire unrealized loss, net of tax, is recorded in accumulated other comprehensive income (loss) within stockholders' equity. As of September 30, 2001 there was an unrealized loss of 1,025,000 pounds sterling related to these swaps and collars.

    (j)  Foreign currencies

    The Company's functional currency is sterling as sterling denominated transactions represent the single largest component of revenues, expenditures and cash flows.

    Until September 30, 2000 the functional currency of the Company was the U.S. Dollar. However, following a review, the directors determined that in view of the increasing activity in the United Kingdom, the functional currency of the Company should be sterling. All comparatives in these financial statements have been restated.

    All assets and liabilities in the balance sheets of subsidiaries whose functional currency is other than sterling are translated at the year end exchange rate. Revenue and expense items are translated at average exchange rates prevailing during the year. Translation gains and losses are not included in determining net income but are accumulated as a separate component of shareholders' equity.

    Foreign currency monetary assets and liabilities in the balance sheets of subsidiaries whose functional currency is sterling are translated at exchange rates in effect at the balance sheet date. Foreign currency non-monetary assets are translated using historical rates of exchange. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the year and exchange gains and losses are included in the determination of net income.

    (k)  Goodwill

    Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is amortized using the straight line method over periods ranging from 10 to 20 years. The Company periodically assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through future operating activities of the acquired entity.

    If goodwill is negative as a result of the fair value of net assets acquired exceeding the purchase price the resulting negative goodwill is applied as a reduction in the value of non-current assets acquired on a pro-rata basis.

    (l)  Asset impairment

    Long lived assets of the Company, including goodwill, are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of". Management considers assets to be impaired if the carrying value of the asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). When impairment is deemed to exist, the assets are written down to fair value or projected discounted cash flows from related operations. Management also re-evaluates the period of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. In accordance with SFAS 121, the Company recorded impairment losses of 1,906 pounds sterling for the year ended September 30, 1999, 0 pounds sterling for the year ended September 30, 2000 and 389 pounds sterling for the year ended September 30, 2001.

    (m)  Assets under capital leases

    Assets used by the Company which have been funded through capital leases are capitalized and depreciated over their estimated useful lives in accordance with the Company's normal depreciation policy. The resulting lease obligations are included in creditors. Capital lease interest costs are charged directly to income.

    (n)  Pension costs

    The Company operates defined contribution and defined benefit pension schemes.

    Contributions to defined contribution pension schemes are charged to income when incurred. The costs of providing defined benefit pensions are charged to income in accordance with the advice of independent qualified actuaries.

    (o)  Comprehensive income (loss)

    Comprehensive income (loss) represents the change in shareholders' equity from transactions and other events and circumstances arising from non-shareholder sources. The Company's comprehensive income (loss) for 2001, 2000 consisted of net income (loss), foreign currency translation adjustments, and unrealized gains and losses on derivatives established as cash flow hedges, net of applicable income taxes. The disclosures required by SFAS No. 130 "Reporting Comprehensive Income" have been included in the Statements of Shareholders' Equity and Comprehensive Income.

3.  Segment Information

    The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in four operating segments: Vessel Chartering and Other, Irish Sea Ferries, Ferrimaroc and Logistics. The Vessel Chartering and Other segment includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

    The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortization of drydocking and special survey costs, amortization of goodwill, gain or loss from joint ventures and minority interest.

    Certain financial information is presented below: amounts are in thousands of Sterling

                  Vessel
                  Chartering    Irish Sea
                  and Other     Ferries     Ferrimaroc   Logistics  Total
                  ----------    ---------   ----------   ---------  -----

2001
Revenue            16,595       75,674       12,514      23,407    128,190
EBITDA              1,406       17,744        3,085       1,589     23,824
Tangible assets         -      120,940       11,559      11,079    143,578
Capital
 expenditures           -       44,619           93         784     45,496

2000
Revenue             5,391       71,768        9,588      15,986    102,733
EBITDA             (1,789)      20,380          763       1,034     20,388
Tangible assets         -       82,213       10,641      13,105    105,959
Capital
 expenditures      18,608        1,097           15       5,035     24,755

1999
Revenue             4,067       44,422       11,749      13,249     73,487
EBITDA                762        9,900        3,306         (33)    13,935
Tangible assets    43,933       77,054       10,625       1,485    183,097
Capital
 expenditures      11,187       10,390        9,677       1,542     32,796

EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of Sterling

                                   Year Ended September 30
                                   2001      2000      1999
                                   ----      ----      ----

EBITDA                            23,824    20,388    13,935
Reconciling items:
Depreciation and amortization
 of deferred costs                (7,784)   (6,208)   (6,475)
Provision for impairment in
 value of assets                    (389)        -    (1,906)
Amortization of goodwill          (1,174)   (1,112)      (69)
Amortization of drydocking        (1,480)   (1,993)   (2,096)
Net interest expense             (13,575)  (11,623)   (9,897)
                                 -------   -------   -------
(Loss) before income taxes          (578)     (548)   (6,508)
                                 =======   =======   =======

4.  Adoption of New Accounting Standards

    In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations". SFAS No. 141 supersedes Accounting Principals Board (APB) Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". SFAS No. 141 prohibits the use of the pooling of interest method and requires the purchase method of accounting for business combinations. SFAS No. 141 is effective commencing July 1, 2001. The Company does not believe this statement will have a material effect on the earnings or financial position of the Company.

    In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets", effective for the fiscal years beginning after December 15, 2001. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets". Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives, and the Company has elected to adopt SFAS 142 as of October 1, 2002. Accordingly, as of October 1, 2002, the Company will no longer amortize goodwill.

    In August 2001, the FASB issued SFAS No. 144, " Accounting for the Impairment or Disposal of Long-lived Assets". The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting For The Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of", and provide a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB No. 30). The Statement is effective for the Company in the beginning of fiscal year 2003. The Company does not believe this statement will have a material effect on the earnings or financial position of the Company.

5.  Operating income

    The Company operates on a worldwide basis. No customers comprise 10% or more of operating revenues.

6.  Taxation

    The Company records U.K. Corporation tax in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the Company to compute deferred taxes based upon the amount of taxes payable in future years, after considering known changes in tax rates and other statutory provisions that will be in effect in those years.

    The reconciliation of the Company's effective tax rate to the Corporation tax rate on income from continuing operations is as follows:

                               2001         2000       1999
                               ----         ----       ----

U.K. statutory rate
 (average rate for period)     (30)          (30)      (30)
Increase (decrease) in
 rate resulting from:
    Statutory rate
    reduction - deferred
    tax                          -             -         1
    Permanent book/tax
     differences and other      (2)       (1,178)        4
    Revision to prior
     year estimate               -          (101)        2
                            ------        ------    ------
    Net effective tax
     rate                      (32)%      (1,309)%     (23)%
                            ======        ======    ======

    Permanent book/tax differences and other includes the effect of the exchange movement between sterling and dollars within the deferred tax calculations.

    The revision to prior year estimates represent adjustments to deferred tax estimates and differences between tax computations used for provisions and final computations submitted to the UK Inland Revenue.

    Income tax expense (benefit) attributable to income from continuing operations consists of:

                                       Current        Deferred      Total
                                       -------        --------      -----

Year ended September 30, 2001
  US Federal and State                      -              -           -
  Foreign - UK corporation tax              -           (185)       (185)

                                      -------        -------     -------
                                            -           (185)       (185)
                                      =======        =======     =======
Year ended September 30, 2000
  US Federal and State                      -              -           -
  Foreign - UK corporation tax           (216)         2,296       2,080
                                      -------        -------     -------

                                         (216)         2,296       2,080
                                      =======        =======     =======
Year ended September 30, 1999
  US Federal and State                      -              -           -
  Foreign - UK corporation tax             46         (1,537)     (1,491)
                                      -------        -------     -------
                                           46         (1,537)     (1,491)
                                      =======        =======     =======

    The following table shows the tax effect of the Company's cumulative temporary differences and carryforwards included on the Company's Consolidated Balance Sheet at September 30,
    2001 and 2000.

                                       2001           2000
                                       ----           ----

Excess of tax over book
 depreciation and deductions           9,311         9,844
Holdover relief                          855           855
Other                                    348             -
                                     -------       -------

Total net effective tax
 liability                            10,514        10,699
                                     =======       =======

    The Company and subsidiaries represent a U.K. tax group and file tax returns on that basis. The Company has no material basic differences relating to its investments in subsidiaries.

    The Group is committed to entering the UK Tonnage Tax regime from 1 October 2002 in respect of its vessel operations.
    From this date the Group will be paying a flat rate tax based on the size of the vessels it operates.

7.  Goodwill

                                       2001           2000
                                       ----           ----

Goodwill, net of accumulated
 amortization of 2,286 pounds
 sterling and 1,112 pounds
 sterling                             19,582        20,706
                                     -------       -------
                                      19,582        20,706
                                     =======       =======

8.  Cash Held in Escrow

    At September 30, 2001 and 2000 the Company had cash in blocked deposit accounts as security for the two operating leases.

9.  Vessels, Equipment, Land & Buildings

                                       2001           2000
                                       ----           ----

Cost
   Vessels                           148,284       104,468
   Land and buildings                 13,078        13,603
   Equipment                          10,087         9,796
                                     -------       -------
                                     171,449       127,867

Accumulated depreciation             (27,871)      (21,908)
                                     -------       -------

Net book value                       143,578       105,959
                                     =======       =======

    Included above are assets held under capital leases with a cost of 2,196,116 pounds sterling and accumulated depreciation of 789,182 pounds sterling.

    During the year the company sold one ship and purchased two ships, Mersey Lagan and Mersey Viking, previously operated under capital leases. The purchase was funded with a new bank loan and a third party loan.

    The following is a summary of the vessels as of September 30, 2001:

                                                                Gross
                                                 Year         Registered
  Vessels Owned                  Type            built         tonnage
  ------------                   ----            -----        ----------

m.v. Mistral               Passenger/Car Ferry   1981           20,220
m.v. Scirocco              Passenger/Car Ferry   1974           11,177
m.v. Merchant Bravery      RoRo                  1978            9,368
m.v. Merchant Brilliant    RoRo                  1978            9,366
m.v. Merchant Venture      RoRo                  1979            6,058
m.v. River Lune            RoRo                  1983            7,765
m.v. Saga Moon             RoRo                  1984            7,746
m.v. Dawn Merchant         RoPax                 1998           22,152
m.v. Brave Merchant        RoPax                 1999           22,152
m.v. Mersey Lagan          RoPax                 1997           21,856
m.v. Mersey Viking         RoPax                 1997           21,856

The vessels are pledged as disclosed in Note 13.

10.  Loans to Joint Ventures

     Loans to joint venture companies represent advances to finance joint venture operations and are non-interest bearing. Loans will only be repaid out of profits arising from operations or the sale of joint venture assets.

11.  Deferred Charges

     Deferred charges represent debt arrangement fees and capitalized drydocking and special survey costs. The debt arrangement fees are being amortized over the life of the long-term debt and are included within interest expense in the statement of income. The drydocking and special survey costs are being amortized over the period to the next drydocking. The deferred charges are comprised of the following amounts:

                                       2001           2000
                                       ----           ----

Debt arrangement fees                  3,933         3,909
Drydocking and special survey costs    2,996         3,293
                                      ------        ------
                                       6,929         7,202
Accumulated amortization              (1,574)       (2,679)
                                      ------        ------
                                       5,355         4,523
                                      ======        ======

12.  Pension Costs

     (a)  Defined contribution pension plan

          The Company sponsors a defined contribution pension plan. Contributions to the plan for 2000 and 2001 were 179,112 pounds sterling and 261,801 pounds sterling respectively, which were charged to operations.

     (b)  Defined benefit pension plan

          Reconciliations of the pension benefit obligation and the value of plan assets follow:

                                       2001           2000
                                       ----           ----

         Plan assets

         Fair value, beginning
          of year                     18,589        18,818
         Actual investments
          returns                       (225)        1,023
         Company and employee
          contributions                   44            26
         Benefits paid to
          participants                  (752)       (1,244)
         Foreign exchange
          adjustment                       -           (34)
                                     -------       -------
         Fair value, end of year      17,656        18,589
                                     =======       =======

                                       2001           2000
                                       ----           ----

         Pension benefits
          obligations

         Balance, beginning of
          year                        16,011        16,050
         Service cost                    158           209
         Interest cost                   831           834
         Actuarial (gains)/losses     (1,822)          134
         Company contributions            26            26
         Benefits paid to
          participants                  (752)       (1,244)
         Foreign exchange
          adjustment                       -             2
                                     -------       -------
         Balance, end of year         14,452        16,011
                                     =======       =======

         At September 30, 2001 and 2000, the funded status of the plan was as follows:

                                       2001           2000
                                       ----           ----

         Surplus of plan assets
          over benefit obligations     3,204         2,579
         Unrecognized net actuarial
          gain                           455           888
                                     -------       -------
         Net amount recognized         3,659         3,467
                                     =======       =======

         Components of net periodic benefit costs are:

                                       2001           2000
                                       ----           ----

         Service cost                    158           209
         Interest cost                   831           834
         Amortization of prior
          service costs                   30            31
         Expected return on
          plan assets                 (1,193)       (1,208)
                                     -------       -------

         Net periodic benefit
          cost (credit)                 (174)         (134)
                                     =======       =======

         For 2001 and 2000 the following weighted-average rates were used:

                                       2001           2000
                                       ----           ----

         Discount rate on the
          benefit obligation           5.75%         5.25%
         Rate of expected return
          on plan assets               6.50%         6.50%
         Rate of employee
          compensation increase        4.75%         5.00%

                                       2001           2000
                                       ----           ----


         Pension (credit)               (174)         (134)
         Company and employee
          contributions                   44            26
         Benefits paid                   752         1,244
                                     =======       =======

13.  Long-term Debt

     Ship Mortgage Notes and Construction Facility

     On June 19, 1998 Cenargo International Plc refinanced the majority of its group borrowings by issuing U.S.$175 million of 9.75% First Priority Ship Mortgage Notes in the United
     States of America.

     The Mortgage Notes, issued at a discounted price of 98.445%, are due for repayment at par in one installment in June 2008. Interest is payable six monthly in arrears at 9.75%. The Notes are secured by first preferred ship mortgages over the group vessels (excluding m.v. "Mersey Lagan" and m.v. "Mersey Viking"), the group's freehold property at Eaglescliffe, a fixed charge over the Company's shares in Norse Irish Ferries Limited and a fixed charge over the net assets of Norse Irish Ferries Limited as well as guarantees from substantially all of the group's subsidiaries.

     The Notes are registered in the United States of America under the Securities Act of 1933 and listed on the Luxembourg Stock Exchange.

     Bank loans

     On January 28, 2001 one of the subsidiaries entered into the following loan facility agreement with a consortium of banks in connection with the purchase of two vessels:

     (a) A Sterling denominated loan facility of 20,473,623 pounds sterling of which 19,736,753 pounds sterling was outstanding at September 30, 2001. The facility is repayable by twenty seven quarterly installments of 368,525 pounds sterling followed by a final balloon payment of 10,523,442 pounds sterling in March 2008. Interest is payable at Sterling Libor plus a margin of 1.85%.

     (b) A Euro denominated loan facility of Euro 30,716,908 (19,033,900 pounds sterling) of which Euro 29,611,099 (18,348,678 pounds sterling) was outstanding at September 30, 2001. The facility is repayable by twenty seven quarterly installments of Euro 552,904 (342,610 pounds sterling) followed by a final balloon payment of Euro 15,788,491 (9,783,425 pounds sterling) in March 2008. Interest is payable at Euro Libor plus a margin of 1.85%.

     As security for the above facilities, the company provided legal title to and beneficial interest in the two vessels, their earnings and insurances and a guarantee given by the ultimate parent company and other group companies.

     Other Loans

     (a) 184,780 pounds sterling nominal value of unsecured guaranteed loan notes issued as part consideration for the Company's acquisition of Scruttons Plc. The loan notes are redeemable on application by the holder in March and September each year.

          Any notes in issue on October 7, 2002 will be redeemable by the Company at par. Interest is payable semi-annually in arrears at the HSBC Bank Plc offer rate for six months deposits of 1,000,000 pounds sterling in the interbank market minus 1%. The loan notes are guaranteed by HSBC Bank Plc secured by a collateral bank deposit of 367,000 pounds sterling.

     (b) A Sterling denominated loan of 2,235,950 pounds sterling is repayable as follows:

          (i) 25% from the proceeds on the maturity of life assurance policies maturing in 2015.

         (ii) 25% repayable in equal annual installments over the last 15 years of the 20 year term of the loan.

        (iii)  50% on maturity in 2015.

     Interest is payable at a fixed rate of 9.625% per annum over the 20 year term of the loan and is secured by a fixed charge on the Company's head office freehold property.

     (c) A US Dollars denominated loan facility of US$ 3,750,000 (2,551,541 pounds sterling) of which US$3,125,000 (2,126,284 pounds sterling) was outstanding at September 30, 2001. The facility is repayable by twelve installments of US$312,500 (212,628 pounds sterling). Interest is payable at three months US$ Libor plus a margin of 0.75%.

     (d) A loan due to a former joint venture partner outstanding of 618,681 pounds sterling. The loan is unsecured and repayable on an annuity basis by ten equal six monthly installments of 382,623 pounds sterling including interest fixed at the inception of the loan at a rate of 8.07%.

          The outstanding long-term debt as of September 30, 2001 is repayable as follows:

                                               Pound Sterling

          2001                                    4,525
          2002                                    3,724
          2003                                    3,298
          2004                                    2,873
          2005                                    2,873
          2006 and later                        143,780
                                                -------
          Total long-term debt                  161,073
                                                =======

14.  Share Capital


                                       2001           2000
                                       ----           ----

     Share capital is as follows:

     Authorized
       500,000 ordinary shares
       of 1 pound sterling each
       (2000 - 500,000 ordinary
        shares)                          500           500
                                     =======       =======

     Issued
       50,000 ordinary shares
       of 1 pound sterling each,
       25p paid
       (2000 - 50,000 ordinary
       shares)                            12            12
                                     =======       =======

          The company is subject to restriction on the payment of dividends imposed by covenants entered into in connection with the issue of Ship Mortgage Notes (note
          13).

15.  Financial Investments

     Off-balance sheet market and credit risk

     Market risk exists with respect to changes in interest rates and foreign exchange rates. The Company enters into interest rate swap and forward exchange contracts from time to time to manage a portion of this risk. Credit risk exists to the extent that the counterparty is unable to perform the contracts, but this risk is considered remote.

     (a)  Interest rate swap transactions

          The fair value of interest rate swap transactions is estimated based on the market value of these or similar instruments, as adjusted for differences in maturity.
          There are no interest rate swap transactions outstanding at September 30, 2001 and 2000.

     (b)  Foreign currency hedging transactions

          The fair value of foreign currency hedging transactions is estimated based on the market value of these or similar instruments, as adjusted for differences in maturity. There are no foreign currency contracts outstanding at September 30, 2001 and 2000.

     (c)  Fuel purchase transactions

          The fair value of the Company's fuel price derivatives is the amount the Company would receive or have to pay to terminate the agreements at the reporting date, taking into account current interest rates and exchange rates. The fair value of the fuel price derivatives is provided to the Company by its financial institution, the counter-party to the derivative agreements.

     (d)  Fair value of Ship Mortgage Notes

          The fair value of the Ship Mortgage Notes at September
          30, 2001 was 90,494,659 pounds sterling (2000:
          92,323,301 pounds sterling). Fair value was determined from quoted market prices at which they traded.

     (e)  Other financial instruments

          The carrying amount of other financial instruments approximates to fair value as the long-term debt is at floating rates of interest and all other financial instruments are short-term in nature.

16.  Contingent Liabilities and Assets

     (a) The Company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

     (b) The Company continues to pursue claims for damages relating to operations in Spain. The total claims amount to 21.5 million pounds sterling of which 7 million pounds sterling has been received and recognized in previous years.

17.  Capital and Other Commitments

     The Company has acquired certain fixed assets under capital leases. The Company has the following commitments under those capital leases:

                                                 2001
                                                 ----

     2002                                      629,000
     2003                                      446,790
     2004                                      365,813
     2005                                      202,110
     2006                                       50,711
                                             ---------

     Minimum lease payments                  1,694,424

     Less imputed interest                    (203,675)
                                             ---------

     Present value of obligations
      under capital leases                   1,490,749
                                             =========

17.  Capital and Other Commitments (continued)

     The Company is committed to make rental payments for vessels, properties and equipment under operating leases.
     The future minimum rental payments under these operating leases are as follows:

                                               2001
                                               ----

     2002                                    7,076,047
     2003                                    7,054,662
     2004                                    6,887,337
     2005                                    6,805,737
     2006                                    6,595,782
     2007 and later                         31,739,080

                                            66,158,645
                                            ==========
     Operating lease rentals paid in the year ended September 30, 2001 amounted to 14,154,184 pounds sterling (2000:
     14,836,340 pounds sterling 1999: 4,684,072 pounds sterling).

                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             CENARGO INTERNATIONAL PLC (registrant)


Dated:   February 12, 2002             By:  /s/ Michael Hendry
                                       _______________________
                                       Michael Hendry
                                       Chairman







































                               37
02442003.AB1